UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

Date of Report: April 10, 2006
(Date of earliest event reported)

KIMBERLY-CLARK CORPORATION
(Exact name of registrant as specified in its charter)

Delaware	**1-225**	**39-0394230**
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

P.O. Box 619100, Dallas, Texas	**75261-9100**
(Address of principal executive offices)	(Zip Code)

(972) 281-1200
(Registrant's telephone number, including area code)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

[ ]   Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

[ ]   Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

[ ]   Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

[ ]   Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4)

Item 7.01   Regulation FD Disclosure

Attached hereto as Exhibit 99.1 is a summary of Kimberly-Clark Corporation's (the "Company") net sales and operating profit for its (1) Health Care and (2) K-C Professional & Other business segments for 2003, 2004 and 2005 (2005 is presented on a quarterly basis). Also included are depreciation and amortization, capital spending and assets for 2004 and 2005 for these two business segments. This information reflects the newly defined business segments of the Company as a result of organizational changes effective January 1, 2006.

The Health Care segment manufactures and markets health care products such as surgical gowns, drapes, infection control products, sterilization wrap, disposable face masks and exam gloves, respiratory products and other disposable medical products. The K-C Professional & Other segment manufactures and markets facial and bathroom tissue, paper towels, napkins, wipers and other products to the away-from-home marketplace. These two business segments had previously been combined into the Business-to-Business segment.

The Personal Care and Consumer Tissue business segments were not affected by the organizational changes and will continue to be reported on their historical basis.

Item 9.01   Financial Statements and Exhibits

(d) Exhibits

Exhibit (99.1) Summary of net sales and operating profit for Kimberly-Clark Corporation's (1) Health Care and (2) K-C Professional & Other business segments for 2003, 2004 and 2005. Summary of depreciation and amortization, capital spending and assets for 2004 and 2005 for these business segments.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

KIMBERLY-CLARK CORPORATION

Date: April 10, 2006   By: /s/ Mark A. Buthman
                                                                          Mark A. Buthman
                                                                          Senior Vice President and
                                                                          Chief Financial Officer

EXHIBIT INDEX

(99.1)   Summary of net sales and operating profit for Kimberly-Clark Corporation's (1) Health Care and (2) K-C Professional & Other business segments for 2003, 2004 and 2005. Summary of depreciation and amortization, capital spending and assets for 2004 and 2005 for these business segments.

Exhibit (99.1)

KIMBERLY-CLARK CORPORATION

NET SALES AND OPERATING PROFIT
(as reclassified)

($ millions)	NET SALES		
	Health Care	K-C Professional & Other	Total [(a)]
2003 Year	$ 1,114.5 $	2,363.2 $	3,477.7
2004 Year	1,200.2	2,757.7	3,957.9
2005			
1st Quarter	306.5	621.5	928.0
2nd Quarter	308.6	651.5	960.1
3rd Quarter	306.7	654.7	961.4
4th Quarter	304.3	668.0	972.3
Year	$ 1,226.1 $	2,595.7 $	3,821.8

($ millions)	OPERATING PROFIT		
	Health Care	K-C Professional & Other	Total [(a)]
2003 Year	$ 249.8 $	353.0 $	602.8
2004 Year	269.5	387.1	656.6
2005			
1st Quarter	64.7	101.1	165.8
2nd Quarter	55.3	104.0	159.3
3rd Quarter	54.8	114.2	169.0
4th Quarter	51.5	127.6	179.1
Year	$ 226.3 $	446.9 $	673.2

(a) Previously reported as the Business-to-Business segment.

Note: There is no change to previously reported amounts for the Personal Care and Consumer Tissue segments or other income (expense), net.

Exhibit (99.1)

KIMBERLY-CLARK CORPORATION

DEPRECIATION AND AMORTIZATION, ASSETS AND CAPITAL SPENDING
(as reclassified)

($ millions)	Health Care	K-C Professional & Other	Total [a]
Depreciation and Amortization			
2004	$ 53.2	$ 140.8	$ 194.0
2005	53.7	134.4	188.1
Assets			
2004	1,464.7	3,280.5	4,745.2
2005	1,691.2	2,887.7	4,578.9
Capital Spending			
2004	25.2	64.2	89.4
2005	27.7	87.3	115.0

(a)   Previously reported as the Business-to-Business segment.

Note: There is no change to previously reported amounts for the Personal Care and Consumer Tissue segments or items not allocated to the business segments.